

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Mr. Ken Hicks
President and Secretary
Argentex Mining Corporation
Suite 835, 1100 Melville Street
Vancouver, British Columbia, Canada
V6E 4A6

> **Re: Argentex Mining Corporation**
> **Registration Statement on Form S-4**
> **File No. 333-171729**
> **Filed January 14, 2011**

Dear Mr. Hicks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Material United States Federal Income Tax Consequences, page 39</u>

1.   In response to comment 4 from our letter to you dated February 10, 2011, you revised the disclosure in the section to indicate that it "summarizes the opinion" of named counsel. At page 40, you state that "stockholders of Argentex Delaware will not be required to recognize gain on the transfer of their shares" and that "Our stockholders will not be required to recognize any U.S. gain or loss on this transaction." But these statements do not appear merely to summarize the opinion filed as exhibit 8.1, insofar as the opinion instead states that "There will be no tax ramifications when Argentex Mining Corporation merger (sic) with the Nevada corporation because it will be a tax free reorganization under IRC ∫ 351." Not only are the referenced statements at page 40 more explicit than the filed opinion, none of the proxy statement / prospectus opinions appears to refer to Section 351. Please advise or obtain a revised opinion which is more clear in that regard.

2.   The consent filed as exhibit 23.3 does not refer to or include the summary and opinions provided by named counsel in this section. Please obtain and file a revised consent.

Material Canadian Federal Income Tax Consequences, page 43

3.   Please revise to eliminate the suggestion that the disclosure is "of a general nature only." Refer to prior comment 6 from our letter to you dated February 10, 2011.

Exhibits, page 227

4.   We note that you have withdrawn your application for confidential treatment and have refiled the subject exhibits in their entirety as exhibits to the Form 8-K/A filed on March 14, 2011. Please revise the exhibit list accordingly. In that regard, we refer you to comment 1 from our letter to you dated February 10, 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

            Sincerely,

            H. Roger Schwall
            Assistant Director

cc: Ethan Minsky
   (604) 687-6314